Exhibit 99.2

BEST Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: BEST)

NOTICE OF ANNUAL GENERAL MEETING

to be held on October 21, 2020

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of BEST Inc. (the “Company”) will be held at Xiyuan 3+4 Hall, 2/F, International Conference Center, Sheraton Grand Hangzhou Wetland Park Resort, 1 Westbrook Resort, Zijingang Road, Hangzhou, Zhejiang Province, People’s Republic of China at 10:00 a.m. (Beijing time) on October 21, 2020. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders to discuss Company affairs with management. The chairman of the AGM will conduct and lead the AGM and may accept questions from shareholders at his sole and absolute discretion.

The board of directors of the Company has fixed the close of business on September 18, 2020 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and attend the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares, par value US$0.01 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.

Holders of the Ordinary Shares may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at ir.best-inc.com, from the website of the U.S. Securities and Exchange Commission at http://www.sec.gov, or by writing to:

BEST Inc.
c/o 2nd Floor, Block A, Huaxing Modern Industry Park

No. 18 Tangmiao Road, Xihu District, Hangzhou

Zhejiang Province 310013

People’s Republic of China
Attention: IR Department

By Order of the Board of Directors,
BEST Inc.

/s/ Shao-Ning Johnny Chou

Shao-Ning Johnny Chou
Chairman and Chief Executive Officer
Hangzhou, China, September 8, 2020